UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Entry into a Material Definitive Agreement.

On June 17, 2025, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), and certain individual investors (the “Purchasers”) entered into a subscription agreement (the “Subscription Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 2,074,074 Class B Ordinary Shares, $0.005 nominal value per share (the “Class B Ordinary Shares”), in a registered direct offering, for aggregate gross proceeds of $1,399,999.95 (the “Financing”).

The Company intends to use the net proceeds from the Financing for working capital and general corporate purposes. The Financing is expected to close on or about June 18, 2025, subject to the satisfaction of customary closing conditions.

The Company also entered into a placement agency agreement dated June 17, 2025 (the “Placement Agreement”) with Sutter Securities, Inc. (“Sutter”), Boustead Securities, LLC (“Boustead”), and D. Boral Capital LLC (“Boral”, and together with Sutter and Boustead, the “Placement Agents”), pursuant to which the Placement Agents shall serve as the exclusive co-placement agents for the Company, on a reasonable “best efforts” basis, in connection with the Financing. The Company agreed to pay the Placement Agents an aggregate fee equal to 7% of the gross proceeds raised in the Financing. The Company also agreed to pay the Placement Agents a non-accountable expense allowance equal to 1% of the aggregate gross proceeds raised in the Financing and reimburse the Placement Agents for legal fees and expenses in an amount up to $25,000.

Boustead and Sutter have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority (“FINRA”) Rule 5121(f)(5)(B) in the Financing because Daniel Joseph McClory, the Company’s Executive Chairman and director, is an affiliated and associated person of Boustead and Sutter and has controlling voting power in the Company. Due to this conflict of interest, Boral is acting as a “qualified independent underwriter” in accordance with FINRA Rule 5121, which requires, among other things, that a qualified independent underwriter participate in the preparation of and exercise the usual standards of “due diligence” with respect to the Financing.

The form of the Subscription Agreement and the Placement Agreement are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference. The foregoing summary of the terms of the Subscription Agreement and the Placement Agreement are not complete and are qualified in their entirety by reference to such exhibits.

The sale and offering of Class B Ordinary Shares is effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-276870), as amended (the “Shelf Registration Statement”), which became effective on February 13, 2024, pursuant to a prospectus supplement to be filed with the Securities and Exchange Commission on or about the date hereof.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Shelf Registration Statement and shall be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit No.	Description
5.1	Opinion of Philip Lee LLP
10.1	Form of Subscription Agreement between Brera Holdings PLC and each Purchaser, dated June 17, 2025
10.2	Placement Agency Agreement between Brera Holdings PLC, Sutter Securities, Inc., Boustead Securities, LLC and D. Boral Capital LLC, dated June 17, 2025
23.1	Consent of Philip Lee LLP (included as part of Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pietro Bersani
Pietro Bersani
Chief Executive Officer and Chief Financial Officer

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